Cira Centre
2929 Arch Street
Philadelphia, PA  19104-2808
+1  215  994  4000  Main
+1  215  994  2222  Fax
www.dechert.com

JAMES A. LEBOVITZ

james.lebovitz@dechert.com
+1 215 994 2510  Direct
+1 215 655 2510  Fax

March 29, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attn: Jan Woo and Ryan Houseal

Re:	Universal Business Payment Solutions Acquisition Corporation
Registration Statement on Form S-1
File Number 333-171359

Ladies and Gentlemen:

Universal Business Payment Solutions Acquisition Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 (Registration No. 333-171359) (the “Registration Statement”).  On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated March 24, 2011 from Ms. Jan Woo, Attorney-Adviser, to Bipin C. Shah, Chief Executive Officer of the Company.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.  We will also provide courtesy copies of Amendment No. 3, as filed and marked with the changes from Amendment No.2 filed on March 9, 2011.  Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 3.

General

1.
We note your disclosure throughout the prospectus that you will consummate your initial business transaction only if holders of no more than 93.1% of your public shares elect to redeem their shares.  Please revise your Summary to briefly explain (1) the principal business reasons for conditioning the consummation of your initial business transaction on a redemption threshold and how you derived 93.1 % as the redemption threshold and (2) the effect that a working capital or similar closing condition imposed in connection with your initial business transaction may have on the 93.1% redemption threshold.  For example, it appears that you will need to lower the redemption threshold in conjunction with your initial business transaction if it includes more than a de minimis working capital or similar closing condition, and you may be unable to obtain alternative financing in order avoid having to reduce the redemption threshold.

US  Austin  Boston  Charlotte  Hartford  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC
EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

United States Securities and Exchange Commission March 29, 2011 Page 2

Response:

The Company accepts the Staff’s comment and has revised the Summary of the Prospectus to note that (1) the 93.1% redemption threshold was established to ensure that following an initial business combination the Company will maintain net tangible assets of greater than $5.0 million and therefore will not be subject to the requirements of Rule 419 under the Securities Act and (2) that the Company will not agree to any working capital or other similar closing condition that could cause its net tangible assets to fall below $5.0 million in connection with an initial business combination.

2.
We note your response to prior comment 1.  Where you reference the 93.1% redemption threshold in your prospectus, please also disclose, or cross reference to disclosure regarding, the likelihood that the amount of common shares that could be redeemed by shareholders could be significantly lower than 93.1 % of your public shares.  Additionally, where you compare your 93.1 % redemption threshold to the equivalent threshold used by “most blank check companies” on page 16, please also disclose that the amount of common shares that could be redeemed may be as low or lower than the threshold used by “most blank check companies.”  Please revise your statement on page 16 that that the “higher threshold should make it easier for us to consummate a business combination” to provide appropriate context.

Response:

The Company accepts the Staff’s comment and has revised its disclosure throughout Amendment No. 3 to note that, because any purchases of shares of the Company's common stock under its 10b5-1 plan will reduce, on a share per share basis, the number of shares that may be redeemed in connection with an initial business combination, it is likely that the number of shares that may be redeemed in connection with its initial business combination will be less than 93.1% of the shares of common stock outstanding upon completion of this offering.  The Company also has revised its disclosure on pages 16 and 17 of Amendment No. 3 to note that, as a result of the aforementioned adjustment mechanism the number of shares that may be redeemed could be lower than the threshold used by most blank check companies and that substantial purchases of shares under the Company's 10b5-1 plan will make it more difficult to consummate an initial business combination in the face of strong stockholder dissent.

United States Securities and Exchange Commission March 29, 2011 Page 3

3.
Consider adding a stand-alone risk factor to clearly describe the possibility that you will significantly reduce the number of shares that will be redeemable by shareholders in conjunction with your initial business transaction if you exercise your right to repurchase 50% of the shares in this offering, and address the potential consequences.  For example, it appears that, due to a significantly lowered redemption threshold, it will be more difficult to consummate the proposed transaction.  As such, shareholders may have to wait significantly longer to receive their cash than would be the case with a high threshold level of 93.1%, likely involving liquidation.

Response:

The Company accepts the Staff’s comment and has included a stand-alone risk factor describing the limitation on the number of shares that may be redeemed in connection with the Company's initial business combination that may exist depending on the number of shares repurchased under the Company's 10b5-1 plan.

Proposed Business

Market Opportunity, page 44

4.
It is unclear how certain highlighted text in the supplemental third-party reports provided in response to prior comment 7 supports certain factual claims made in your document.  We note by way of example, without limitation, the claims contained in second bullet point on page 44 and your belief that of the 8 million establishments accepting debit and credit cards 75% were small businesses.  Please explain for us in your supplemental response how these factual claims are supported by the highlighted text in the third-party reports included with your supplemental response.

Response:

The Company notes the Staff’s comment and has revised and clarified certain statements in the Market Opportunity section of Amendment No. 3. Additionally, the Company respectfully submits the following explanations as to how certain claims are supported by the third party reports provided to the Staff on March 8, 2011:

1.
Bullet 2 - Sentence 1:  "The two largest payroll companies..."  The claims contained in the first sentence of the second bullet point are supported by data contained on pages UBPSAC SEC-05 and UBPSAC SEC-07.  The Company compared the market capitalization data for these two public companies to their known competitors in the industry, of which no competitor had a market capitalization of over $1 billion.  The Company removed reference to the third payroll company it had previously included, as the market capitalization referenced was based on inference.

United States Securities and Exchange Commission March 29, 2011 Page 4

2.
Bullet 4 - Sentence 1:  "According to the April 2009 issue.... of which we believe more than 75% were small business employers."  The claims contained in the first sentence of the fourth bullet point on page 44 are supported by data contained on pages UBPSAC SEC-01 and UBPSAC SEC-08.  UBPSAC SEC-01 establishes that there are approximately 1 million businesses that have more than 1000 employees.  The Company inferred that of the 8 million businesses accepting credit and debit cards, such figure being contained on UBPSAC SEC-08, approximately 7 million are small business employers with fewer than 1000 employees, as there are only 1 million businesses with more than 1000 employees. Thus, by dividing 7 million into 8 million, the Company concluded that at least 75% of the establishments accepting credit and debit cards were small business employers.

3.
Bullet 5 - Sentence 1:  ".... with the 10 largest providers processing transactions for approximately 84% of the merchants..."  The claims contained in the first sentence of the fifth bullet point on page 44 are supported by data contained on pages UBPSAC SEC 66-67.  The Company arrived at the 84% figure in this bullet by taking the purchase volume from the top 10 acquirers on page UBPSAC SEC-66 ($2.678 trillion) and dividing it by the total volume of purchases on all general purpose credit, debit and prepaid cards for all companies on page UBPSAC SEC-67 ($3.201 trillion).

Survival After Liquidation of Trust Account, page 55

5.
We reissue prior comment 7 of our letter dated January 18, 2011.  Given that the company will continue its corporate existence after liquidation of the trust account, please provide a detailed analysis as to why you believe that the proposed offering is not required to comply with Rule 419.

Response:

The Company accepts the Staff’s comment and has revised its disclosure to make it clear that the Company has committed that it will dissolve in the event the Company cannot consummate a business combination within the allotted timeframe.

Additionally, the Company respectfully submits that the proposed offering is not required to comply with Rule 419 under the Securities Act.  Rule 419 applies to a blank check company that (1) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person and (2) is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934, as amended.  Although the Company is a development stage company of the type referenced in Rule 419(a)(2)(i), the Company respectfully submits that it is not issuing "penny stock" as defined in Rule 3a51-1.

United States Securities and Exchange Commission March 29, 2011 Page 5

Rule 3a51-1 provides that the term "penny stock" shall mean any equity security other than certain specified securities.  Specifically excluded from the definition of "penny stock" is a security that is an NMS stock, as defined in Rule 600 of Regulation NMS, provided that the security is registered, or approved for registration upon notice of issuance, on a national securities exchange, or is listed, or approved for listing upon notice of issuance on an automated quotation system sponsored by a registered national securities association that has established certain minimum initial listing criteria.  The Company has applied to have its securities listed on the NASDAQ Capital Market, a subsidiary of The NASDAQ Stock Market, which currently is registered as a national securities exchange, and such application is expected to be approved prior to effectiveness of the Registration Statement.  The initial listing standards of the NASDAQ Capital Market satisfy the delineated requirements of Rule 3a51-1(a)(2) and include the following requirements: (1) minimum stockholders' equity of $5.0 million or market value of listed securities of $50 million, (2) an operating history of two years or market value of listed securities of $50 million, (3) minimum bid price of $4.00 per share, (4) a minimum of 300 round lot holders and (5) a minimum of 1,000,000 publicly held shares, such shares having a market value of at least $5 million.

In addition, the NASDAQ Capital Market has adopted quantitative listing standards that are reasonably related to the initial listing standards set forth above and that are consistent with the maintenance of fair and orderly markets.  Accordingly, the Company respectfully submits that its securities do not constitute "penny stock" that would presently subject the Company to compliance with Rule 419.

* * * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

United States Securities and Exchange Commission March 29, 2011 Page 6

If you have any questions, please feel free to contact the undersigned by telephone at 215.994.2510 (or by facsimile at 215.655.2510).  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz